Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.freseniusmedicalcare.com

September 21, 2015

Fresenius Medical Care provides historical segment data

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, has aligned the disclosure of segments in the first quarter 2015. Hereinafter we provide an update of historical quarterly numbers for 2014.

An overview of the figures for 2014 reflecting the changes in the disclosure of the segments is available in the table on the next page. This Investor News will be published also on the Company’s website www.freseniusmedicalcare.com in the section “News”.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which more than 2.6 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,421 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 289,610 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information about Fresenius Medical Care, visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Number prior year according to changes in disclosure:

	2015		2014
in US$ million (unaudited)	Q2	Q1	FY	Q4	Q3	Q2	Q1
Net revenue
Total	4,199	3,960	15,832	4,320	4,113	3,835	3,564
Net Health Care	3,345	3,182	12,250	3,322	3,197	2,949	2,782
Dialysis products	854	778	3,582	998	916	886	782

North America	2,946	2,771	10,500	2,876	2,710	2,521	2,393
Net Health Care	2,722	2,571	9,655	2,640	2,498	2,316	2,201
Thereof Net Care Coordination revenue	468	434	1,039	395	307	188	149
Thereof Net Dialysis Care revenue	2,254	2,137	8,616	2,245	2,191	2,128	2,052
Dialysis products	224	200	845	236	212	205	192

International	1,247	1,180	5,265	1,422	1,386	1,297	1,161
Net Health Care	623	611	2,595	682	699	633	581
Dialysis products	624	569	2,670	740	687	664	580

EMEA	668	629	3,072	766	784	790	732
Net Health Care	309	301	1,438	342	367	371	357
Dialysis products	359	328	1,634	424	417	419	375

Asia-Pacific	376	353	1,357	419	387	309	243
Net Health Care	164	164	569	178	183	120	88
Dialysis products	212	189	788	241	204	189	155

Latin America	203	198	836	237	215	198	186
Net Health Care	150	146	588	162	149	142	136
Dialysis products	53	52	248	75	66	56	50

Corporate	6	9	67	22	17	17	10

Operating income (EBIT)
Total	547	504	2,255	663	590	556	445

North America	428	340	1,643	493	413	401	336
Care Coordination	37	15	77	30	17	17	13
Dialysis	391	325	1,566	463	396	384	323

International	217	244	970	278	269	243	180
EMEA	134	141	590	143	151	168	128
Asia-Pacific	67	85	279	100	90	55	33
Latin America	16	18	101	35	28	20	19

Corporate	-98	-80	-358	-108	-92	-88	-71

Delivered EBIT
Total	478	450	2,040	595	532	509	403

North America	362	288	1,436	428	358	355	295
Care Coordination	24	6	57	19	13	14	10
Dialysis	338	282	1,379	409	345	341	285

International	214	242	962	275	266	242	179
EMEA	133	141	587	142	150	168	127
Asia-Pacific	65	83	274	98	88	54	33
Latin America	16	18	101	35	28	20	19

Corporate	-98	-80	-358	-108	-92	-88	-71